March 7, 2024

BY EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Cheryl Brown

Re: Elate Group, Inc.
Application for Withdrawal on Form RW
for Registration Statement on Form S-1 (File No. 333-264073)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Elate Group, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective immediately, of the Company’s Registration Statement on Form S-1 (File No. 333-264073), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), because the Company has elected not to proceed with the public offering of securities contemplated by the Registration Statement at this time.  The Registration Statement was declared effective by the Commission on February 14, 2024, but no securities have been issued or sold under the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Company, Peter Hogan of Buchalter, APC at (213) 891-0700.

Sincerely,
ELATE GROUP, INC.

By:	/s/ Kevin Britt
Name:	Kevin Britt
Title:	Chief Executive Officer

cc: Peter Hogan, Buchalter, APC